1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

COREY F. ROSE corey.rose@dechert.com +1 202 261 3314 Direct +1 261 261 3158 Fax

February 13, 2017

VIA EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:          The Hartford Mutual Funds, Inc. (the “Registrant”) (SEC File Nos. 333-02381 and 811-07589)

Dear Ms. O’Neal-Johnson:

We are writing in response to comments you provided telephonically to Alice Pellegrino, Amber Kopp and me on November 16, 2016 with respect to the Registrant’s Post-Effective Amendment No. 148 filed on September 26, 2016, relating to the Hartford Global Impact Fund (the “Fund”).  On behalf of the Fund, we have reproduced your comments below and provided the Fund’s responses immediately thereafter.  Capitalized terms have the meanings attributed to such terms in the Post-Effective Amendment.

1.	Comment:	Please provide supplementally a completed Annual Fund Operating Expenses table for the Fund.

	Response:	The Annual Fund Operating Expenses table for the Fund is attached as Appendix I.

2.	Comment:

With respect to the expense reimbursement arrangements disclosed in the footnote to the Fund’s Annual Operating Expenses table, please discuss whether the amounts reimbursed pursuant to these arrangements can be recouped by the reimbursing party.

	Response:	Amounts reimbursed under the expense reimbursement arrangements described in the footnote to the Fund’s Annual Fund Operating Expenses table may not be recouped by the reimbursing party.

3.	Comment:	Please provide supplementally a completed Expense Example for the Fund.

	Response:	The Expense Example for the Fund is attached as Appendix II.

4.	Comment:	Does the Fund rely on any specific quantitative criteria in determining its areas of investment?

Response:

The Fund seeks to invest its assets in companies that focus their operations in areas that the portfolio managers believe are likely to address major social and environmental challenges including, but not limited to, hunger, health, clean water and sanitation, affordable housing, education and training, financial inclusion, narrowing the digital divide, alternative energy, resource stewardship and resource efficiency. There are no specific quantitative criteria guiding the Fund’s investments in such areas.

Additionally, the Registrant’s criteria used to determine the companies in which the Fund may invest are: 1) a company’s core business and majority of operating activity must align with the impact themes listed in the Principal Investment Strategy; 2) the social impact goals that the company addresses cannot by easily met by other means; and 3) company’s social impact must be measurable.

5.	Comment:	Please confirm that all types of derivatives in which the Fund may principally invest are disclosed in the “Principal Investment Strategy” section.

	Response:	The Registrant confirms that the Fund does not invest in derivatives as a principal strategy.

6.	Comment:

With respect to the Fund’s Annual Fund Operating Expenses table, to the extent acquired fund fees and expenses exceed 1 basis point of the Fund’s average net assets, please include a line item in the expense table for “Acquired fund fees and expenses.”

Response:

As acquired fund fees and expenses are not expected to exceed 1 basis point of the Fund’s average net assets during the fiscal year, the Registrant has not included a line item for “Acquired fund fees and expenses” in the Fund’s expense table.

7.	Comment:	Please confirm supplementally that the Fund will not invest more than 15% of its assets in illiquid securities

Response:

The Registrant confirms that the Fund may not invest more than 15% of the Fund’s net assets in illiquid securities pursuant to the Non-Fundamental Investment Restrictions of the Fund as disclosed in the SAI.

8.	Comment:	With respect to the Related Composite Performance section of the Fund’s Prospectus, please confirm whether the composite consists of all accounts or only fee paying accounts.

	Response:	The Registrant confirms that all accounts were included in the Related Composite Performance section.

9.	Comment:	Please confirm that the Fund’s related composite performance is net of all fees and expenses, not just the management fee.

	Response:	The Registrant confirms that the Fund’s related composite performance is net of all fees and expenses.

10.	Comment:

Please confirm that the investment adviser or sub-adviser has the supporting data for the calculation of the related composite performance for the Fund as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Response:

The Registrant confirms that the sub-adviser has the supporting data for the calculation of the related composite performance for the Fund as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended.

Should you have any questions, please feel free to contact me at (202) 261-3314.

Sincerely,

/s/ Corey F. Rose

Corey F. Rose

cc:                  Alice A. Pellegrino

John V. O’Hanlon

Appendix I

ANNUAL FUND OPERATING EXPENSES

(expenses that you pay each year as a percentage of the value of your investment)

Share Classes	A	T	C	I	R3	R4	R5	R6	Y	F
Management fees(1)	0.75%	0.75%	0.75%	0.75%	0.75%	0.75%	0.75%	0.75%	0.75%	0.75%
Distribution and service (12b-1) fees	0.25%	0.25%	1.00%	None	0.50%	0.25%	None	None	None	None
Total other expenses	0.74%	0.74%	0.74%	0.64%	0.71%	0.66%	0.61%	0.50%	0.55%	0.50%
Administrative services fee	None	None	None	None	0.20%	0.15%	0.10%	None	None	None
Other expenses(1)	0.74%	0.74%	0.74%	0.64%	0.51%	0.51%	0.51%	0.50%	0.55%	0.50%
Total annual fund operating expenses	1.74%	1.74%	2.49%	1.39%	1.96%	1.66%	1.36%	1.25%	1.30%	1.25%
Fee waiver and/or expense reimbursement(2)	0.49%	0.49%	0.49%	0.39%	0.41%	0.41%	0.41%	0.40%	0.40%	0.40%
Total annual fund operating expenses after fee waiver and/or expense reimbursement(2)	1.25%	1.25%	2.00%	1.00%	1.55%	1.25%	0.95%	0.85%	0.90%	0.85%

(1)         Fees and expenses are based on estimated amounts for the current fiscal year.  The amount shown under “Management fees” includes the management fee of the Master Portfolio (as defined below). The fee table and the example reflect the expenses of both the Fund and the Master Portfolio in which the Fund invests.

(2)         Hartford Funds Management Company, LLC (the “Investment Manager”) has contractually agreed to reimburse expenses (exclusive of taxes, interest expenses, brokerage commissions, acquired fund fees and expenses and extraordinary expenses) to the extent necessary to maintain total annual fund operating expenses as follows: 1.25% (Class A), 1.25% (Class T), 2.00% (Class C), 1.00% (Class I), 1.55% (Class R3), 1.25% (Class R4), 0.95% (Class R5), 0.85% (Class R6), 0.90% (Class Y) and 0.85% (Class F).  In addition, Hartford Administrative Services Company (“HASCO”), the Fund’s transfer agent, has contractually agreed to reimburse any portion of the transfer agency fees over 0.30% of the average daily net assets per fiscal year for Class A, T, C, I, R3, R4, R5 and Y shares.  Each contractual arrangement will remain in effect until February 28, 2018 and shall renew automatically for one-year terms thereafter unless the Investment Manager or HASCO, respectively, provides written notice of termination prior to the start of the next term or upon approval of the Board of Directors of The Hartford Mutual Funds, Inc. HASCO has contractually agreed to reimburse all transfer agency fees for Class R6 and F Shares until February 28, 2018.

Appendix II

EXAMPLE.  The examples below are intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The examples assume that:

•                  Your investment has a 5% return each year

•                  The Fund’s operating expenses remain the same (except that the examples reflect the expense limitation arrangements for only the first year)

•                  You reinvest all dividends and distributions

•                  You pay any deferred sales charge due for the applicable period.

Your actual costs may be higher or lower.  Based on these assumptions, for every $10,000 invested, you would pay the following expenses if you sell all of your shares at the end of each time period indicated:

Share Classes	Year 1	Year 3
A	$670	$1,023
T	$374	$738
C	$303	$729
I	$102	$402
R3	$158	$576
R4	$127	$483
R5	$97	$390
R6	$87	$357
Y	$92	$373
F	$87	$357

You would pay the following expenses if you did not redeem your shares:

Share Classes	Year 1	Year 3
A	$670	$1,023
T	$374	$738
C	$203	$729
I	$102	$402
R3	$158	$576
R4	$127	$483
R5	$97	$390
R6	$87	$357
Y	$92	$373
F	$87	$357